SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02057615

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

11 September 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Holding(s) in Company
Released	13:00 2 Sep 2002
Number	6310A

2 September 2002

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC: HOLDING IN COMPANY

A letter from Fidelity Investments dated 29 August 2002 to Royal & Sun Alliance Insurance Group plc was received by Royal & Sun Alliance Insurance Group plc on 2 September 2002, relating to the acquisition of ordinary shares of 27.5p each. An extract follows:

Dear Sirs:

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interests of conformity with the Companies Act. The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX at (617) 476-0363.

Kindest regards,

Eleanor Chemlen

Sr. Compliance Specialist

NOTIFICATIONS UNDER SECTIONS 198 TO 202 – U.K. COMPANIES ACT

1. Company in which shares are held : Royal & Sun Alliance Ins Group

2. Notifiable Interest: Ordinary Shares .

A. FMR Corp.

82 Devonshire Street

Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

B. Fidelity International Limited (FIL)

P.O. Box HM 670

Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d

82 Devonshire Street

Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under Section 208 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By ________________________

Eric D. Roiter

Senior V.P. & General Counsel - FMR Co.

Duly authorized under Powers of Attorney

dated December 30, 1997, by and on

behalf of FMR Corp. and its direct and

indirect subsidiaries, and Fidelity

International Limited and its direct and

indirect subsidiaries.

Schedule A

Security: Royal & Sun Alliance Ins Group

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)	1,724,600	FMRCO	Chase Nominees Limited
	660,700	FMRCO	State Street Nominees Limited
	76,000	FMRCO	HSBC
	4,900	FMTC	Brown Brothers Harriman
	24,511,411	FISL	Chase Nominees Ltd
	1,038,536	FPM	RBS Trust Bank
	356,546	FPM	Nortrust Nominees Ltd
	800,100	FPM	Bank of New York Europe

	212,700	FPM	Citibank
	1,731,900	FPM	Chase Nominees Ltd
	648,800	FPM	Northern Trust
	198,500	FPM	HSBC
	110,700	FPM	Deutsche Bank
	153,600	FPM	Mellon Nominees Ltd
	34,292,673	FIL	HSBC Client Holdings Nominee (UK) Lim
	516,100	FIL	MSS Nominees Ltd
	1,464,000	FIL	RBS Trust Bank
	1,019,400	FIL	Nortrust Nominees Ltd
	212,900	FIL	Bankers Trust
	155,630	FIL	Citibank
	7,957,800	FIL	Bank of New York London
	3,245,270	FIL	Northern Trust
	3,824,284	FIL	Chase Nominees Ltd
	185,736	FIL	Chase Manhattan Bank London
	246,400	FIL	BNP Paribas
	32,800	FIL	Deutsche
	312,200	FIL	State Street Nominees Ltd
	1,102,800	FIL	HSBC Client Holdings Nominee (UK) Lim
Total Ordinary Shares	86,796,986		
Current ownership percentage:	6.03%		

Change in holdings since last filing: + 13,676,243 ordinary shares

---

Name of contact and telephone number for queries

Caroline Webb 020 7569 6075

Name and signature of authorised company official responsible for making this notification

Jackie Fox, Deputy Group Company Secretary

Date of notification 2 September 2002

END

Company website

Close

◂Back/Next▸

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Holding(s) in Company
Released	15:59 5 Sep 2002
Number	8191A

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Royal & Sun Alliance Insurance Group plc

2) Name of shareholder having a major interest

Barclays plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of the shareholder named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class

Not disclosed

9) Class of security

Ordinary shares of 27.5p each

10) Date of transaction

3 September 2002

11) Date company informed

5 September 2002

12) Total holding following this notification

Not disclosed

13) Total percentage holding of issued class following this notification

Not disclosed

14) Any additional information

Barclays plc no longer has a notifiable interest in the ordinary shares of Royal & Sun Alliance Insurance Group plc

15) Name of contact and telephone number for queries

Caroline Webb 020 7569 6075

16) Name and signature of authorised company official responsible for making this notification

Jackie Fox

Deputy Group Company Secretary

Date of notification 5 September 2002

END

Company website

Close

◂ Back / Next ▸

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Holding(s) in Company
Released	12:00 9 Sep 2002
Number	9123A

9 September 2002

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC: HOLDING IN COMPANY

A letter from Fidelity Investments dated 4 September 2002 to Royal & Sun Alliance Insurance Group plc was received by Royal & Sun Alliance Insurance Group plc on 5 September 2002, relating to the acquisition of ordinary shares of 27.5p each. An extract follows:

Dear Sirs:

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interests of conformity with the Companies Act. The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX at (617) 476-0363.

Kindest regards,

Eleanor Chemlen

Sr. Compliance Specialist

NOTIFICATIONS UNDER SECTIONS 198 TO 202 – U.K. COMPANIES ACT

1. Company in which shares are held : Royal & Sun Alliance Ins Group

2. Notifiable Interest: Ordinary Shares

A. FMR Corp.

82 Devonshire Street

Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

B. Fidelity International Limited (FIL)

P.O. Box HM 670

Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d

82 Devonshire Street

Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under Section 208 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By ____________________________

Eric D. Roiter

Senior V.P. & General Counsel - FMR Co.

Duly authorized under Powers of Attorney

dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Security: Royal & Sun Alliance Ins Group

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)	2,590,800	FMRCO	Chase Nominees Limited
	738,100	FMRCO	State Street Nominees Limited
	76,000	FMRCO	HSBC
	4,900	FMTC	Brown Brothers Harriman
	33,614,457	FISL	Clydesdale Bank (Head Office) Nominees Limit
	1,061,636	FPM	RBS Trust Bank
	356,546	FPM	Nortrust Nominees Ltd
	800,100	FPM	Bank of New York Europe
	212,700	FPM	Citibank
	2,573,600	FPM	Chase Nominees Ltd
	699,300	FPM	Northern Trust
	215,200	FPM	HSBC
	110,700	FPM	Deutsche Bank
	153,600	FPM	Mellon Nominees Ltd
	50,141,680	FIL	HSBC Client Holdings Nominee (UK) Limited
	516,100	FIL	MSS Nominees Ltd
	1,464,000	FIL	RBS Trust Bank
	1,105,300	FIL	Nortrust Nominees Ltd
	212,900	FIL	Bankers Trust
	155,630	FIL	Citibank
	7,737,200	FIL	Bank of New York London

	3,309,570	FIL	Northern Trust
	4,786,684	FIL	Chase Nominees Ltd
	186,636	FIL	Chase Manhattan Bank London
	350,000	FIL	BNP Paribas
	32,800	FIL	Deutsche
	312,200	FIL	State Street Nominees Ltd
Total Ordinary Shares	113,518,339		
Current ownership percentage:	7.88%		

Change in holdings since last filing: + 26,721,353 ordinary shares

---

Name of contact and telephone number for queries

Caroline Webb 020 7569 6075

Name and signature of authorised company official responsible for making this notification

Jackie Fox, Deputy Group Company Secretary

Date of notification 9 September 2002

END

Company website

Close

◂ Back / Next ▸

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Holding(s) in Company
Released	11:00 10 Sep 2002
Number	9675A

10 September 2002

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC: HOLDING IN COMPANY

A letter from Fidelity Investments dated 6 September 2002 to Royal & Sun Alliance Insurance Group plc was received by Royal & Sun Alliance Insurance Group plc on 9 September 2002, relating to the acquisition of ordinary shares of 27.5p each. An extract follows:

Dear Sirs:

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interests of conformity with the Companies Act. The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX at (617) 476-0363.

Kindest regards,

Eleanor Chemlen

Sr. Compliance Specialist

NOTIFICATIONS UNDER SECTIONS 198 TO 202 – U.K. COMPANIES ACT

1. Company in which shares are held : Royal & Sun Alliance Ins Group

2. Notifiable Interest: Ordinary Shares

A. FMR Corp.

82 Devonshire Street

Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

B. Fidelity International Limited (FIL)

P.O. Box HM 670

Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d

82 Devonshire Street

Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under Section 208 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By ________________________

Eric D. Roiter

Senior V.P. & General Counsel - FMR Co.

Duly authorized under Powers of Attorney

dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Security: Royal & Sun Alliance Ins Group

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)	2,721,300	FMRCO	Chase Nominees Limited
	743,800	FMRCO	State Street Nominees Limited
	76,000	FMRCO	HSBC
	4,900	FMTC	Brown Brothers Harriman
	35,029,857	FISL	Clydesdale Bank (Head Office) Nominees Limit
	1,061,636	FPM	RBS Trust Bank
	380,746	FPM	Nortrust Nominees Ltd
	800,100	FPM	Bank of New York Europe
	212,700	FPM	Citibank
	2,573,600	FPM	Chase Nominees Ltd
	699,300	FPM	Northern Trust
	215,200	FPM	HSBC
	110,700	FPM	Deutsche Bank
	153,600	FPM	Mellon Nominees Ltd
	52,525,245	FIL	HSBC Client Holdings Nominee (UK) Limited
	516,100	FIL	MSS Nominees Ltd
	1,464,000	FIL	RBS Trust Bank
	1,105,300	FIL	Nortrust Nominees Ltd
	212,900	FIL	Bankers Trust
	155,630	FIL	Citibank
	7,737,200	FIL	Bank of New York London

	3,309,570	FIL	Northern Trust
	4,856,584	FIL	Chase Nominees Ltd
	186,636	FIL	Chase Manhattan Bank London
	350,000	FIL	BNP Paribas
	32,800	FIL	Deutsche
	312,200	FIL	State Street Nominees Ltd
Total Ordinary Shares	117,547,604		
Current ownership percentage:	8.16%		

Change in holdings since last filing: + 4,029,265 ordinary shares

---

Name of contact and telephone number for queries

Caroline Webb 020 7569 6075

Name and signature of authorised company official responsible for making this notification

Jackie Fox, Deputy Group Company Secretary

Date of notification 10 September 2002

END

Company website

Close

Next ▸

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 11 September 2002

By: ______________________
(Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

* Print the name and title of the signing officer under his signature.